UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form N-CSR	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
☐ Form N-CEN

For Period Ended:	December 31, 2023

☐	Transition Report on Form 10 K

☐	Transition Report on Form 20 F

☐	Transition Report on Form 11 K

☐	Transition Report on Form 10 Q

For the Transition Period Ended: ________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant

TREES Corporation

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

215 Union Boulevard, Suite 415

City, State and Zip Code

Lakewood, Colorado 80228

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Company has experienced increased workload in fiscal year 2023 as a result of recent transactions, and accordingly, will not be able to timely complete the Form 10-K absent unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Adam Hershey	303	759-1300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒   No ☐

Results of operations for fiscal year end 2022 reflected a net operating loss of $(9,270,150). Results of operations for fiscal year-end 2023 are expected to reflect a net operating loss of approximately $(6.6 million). The principal reason for the decrease in net operating loss for year-end 2023 as compared with the corresponding period in 2022 is the significant decrease in corporate and administrative fees and expenses resulting from improved productivity and operational efficiencies.

TREES Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	By:	/s/ Adam Hershey
Adam Hershey
Interim CEO

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